Exhibit 99.3
THIRD QUARTER 2005
INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2005

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	Restated (note 2)			Restated (note 2)
Sales	$859	$716	$2,674	$2,235
Direct freight	52	44	150	117

Net sales	807	672	2,524	2,118
Cost of product	519	441	1,690	1,462

Gross profit	288	231	834	656

Expenses
Selling, general and administrative	91	75	256	218
Depreciation and amortization	35	40	111	117
Royalties and other taxes	12	9	34	23
Income from liquidated damages (note 9)	—	(41)	—	(41)
Other expenses	21	7	28	40

	159	90	429	357

Earnings before interest expense and income taxes	129	141	405	299
Interest on long-term debt	12	15	37	48
Other interest	—	(1)	1	1

Earnings before income taxes	117	127	367	250

Current income taxes	23	38	98	75
Future income taxes	22	6	40	7

Income taxes	45	44	138	82

Net earnings	72	83	229	168

Retained earnings — beginning of period (as reported)	512	221	398	145
Cumulative change in accounting policy (note 2)	—	(3)	(6)	(5)

Retained earnings — beginning of period (as restated)	512	218	392	140
Common share dividends declared	—	—	(7)	(7)
Common share repurchase (note 4)	(36)	—	(66)	—

Retained earnings — end of period	$548	$301	$548	$301

Earnings per share (note 7)
Basic	$0.54	$0.63	$1.73	$1.28
Diluted	$0.54	$0.60	$1.71	$1.20
See accompanying notes

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Operating
Net earnings	$72	$83	$229	$168
Items not affecting cash
Depreciation and amortization	35	40	111	117
(Gain) Loss on disposal of assets and investments	(1)	(1)	1	(2)
Future income taxes	22	6	40	7
Foreign exchange	(3)	(1)	(5)	(4)
Other	10	3	21	9
Net change in non-cash working capital	23	(5)	45	(43)

Cash provided by operating activities	158	125	442	252

Investing
Capital expenditures	(44)	(13)	(97)	(48)
Increase in other assets	(5)	(2)	(14)	(7)
Proceeds from disposal of assets and investments	1	1	3	3
Net change in non-cash working capital	2	—	(9)	—
Other	(13)	1	(13)	2

Cash used in investing activities	(59)	(13)	(130)	(50)

Financing
Common shares and stock based compensation	21	5	47	8
Common share repurchase	(43)	—	(83)	—
Long-term debt	(76)	(7)	(96)	(98)
Bank indebtedness	(6)	—	(1)	1
Common share dividends paid	(7)	(7)	(14)	(14)
Preferred securities repayment	—	—	(175)	—

Cash used in financing activities	(111)	(9)	(322)	(103)

(Decrease) Increase in cash and cash equivalents	(12)	103	(10)	99

Cash and cash equivalents — beginning of period	427	196	425	200

Cash and cash equivalents — end of period	$415	$299	$415	$299

See accompanying notes

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	September 30,		December 31,
	2005	2004	2004
	Restated (note 2)		Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$415	$299	$425
Accounts receivable	521	454	388
Inventories	432	425	447
Prepaid expenses	63	44	56

	1,431	1,222	1,316
Property, plant and equipment	1,256	1,214	1,239
Other assets	101	78	82
Future income tax assets	29	—	24

	$2,817	$2,514	$2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank indebtedness	$4	$—	$—
Accounts payable and accrued liabilities	618	510	472
Current portion of long-term debt	30	47	60

	652	557	532

Long-term debt
Recourse debt	471	499	471
Non-recourse debt	—	91	69
Preferred securities (note 2, 3)	—	175	175

	471	765	715
Other liabilities	284	214	257
Future income tax liabilities	261	148	209

	1,668	1,684	1,713

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2005 — 131 million (September 2004 — 131 million, December 2004 — 132 million) (note 4)	583	548	553
Contributed surplus	3	2	2
Retained earnings	548	301	392
Cumulative translation adjustment	15	(21)	1

	1,149	830	948

	$2,817	$2,514	$2,661

See accompanying notes

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
2. CHANGE IN ACCOUNTING POLICY
Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the entity’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

	As at	As at
	September 30,	December 31,
	2004	2004
Balance Sheet
Other assets	$5	$5
Long term debt	175	175
Future income tax liabilities	6	8
Preferred securities	(172)	(172)
Retained earnings	(4)	(6)

	Three months	Nine months
	ended September 30,	ended September 30,
	2004	2004
Income Statement
Interest on long term debt	$3	$10
Future income tax expense	1	(4)

Earnings per share
Net earnings available for basic earnings per share	(4)	(6)
Basic earnings per share	(0.02)	—
Diluted earnings per share	—	—

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. PREFERRED SECURITIES
On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption.
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.
4. SHARE CAPITAL
On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13 million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. Shares may be repurchased from time to time on the open market through to May 2, 2006 at prevailing market prices.
During the three months ended September 30, 2005, the Corporation repurchased for cancellation 1,958,100 common shares under the program, at a net cost of $43-million and an average price of $22.31. The repurchase resulted in a reduction of share capital of $7-million and the excess net cost over the average book value of the shares of $36-million has been recorded as a reduction of retained earnings. During the nine months ended September 30, 2005 a total of 4,004,500 shares have been repurchased at a net cost of $83-million and an average price per share of $20.79, resulting in a reduction of share capital of $17-million and a reduction of retained earnings of $66-million .
In the third quarter of 2005, 1,420,950 common shares were issued on the exercise of stock options resulting in an increase in share capital of $19-million. During the nine months ended September 30, 2005, 3,461,257 common shares were issued on the exercise of stock options resulting in an increase in share capital of $47-million.
5. EMPLOYEE FUTURE BENEFITS
The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Defined benefit pension plans	$2	$2	$6	$6
Post-retirement benefit plans	1	1	4	4
Defined contribution pension plans	2	1	9	8

Total expense	$5	$4	$19	$18

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6. STOCK-BASED COMPENSATION
The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings and earnings per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	September 30,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$72	$71	$83	$82
Earnings per share
Basic	$0.54	$0.54	$0.63	$0.62
Diluted	$0.54	$0.53	$0.60	$0.60

	Nine months ended
	September 30,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$229	$228	$168	$165
Earnings per share
Basic	$1.73	$1.72	$1.28	$1.26
Diluted	$1.71	$1.70	$1.20	$1.18

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7. EARNINGS PER SHARE
The following table summarizes the computation of net earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Numerator:
Net earnings and numerator for basic earnings per share	$72	$83	$229	$168

Preferred securities charges (net of tax)	—	4	—	6

Numerator for diluted earnings per share	$72	$87	$229	$174

Denominator — weighted average common shares outstanding:
For basic earnings per share	132	131	132	131

Dilutive instruments:
Stock options (a)	2	1	2	1
Preferred securities:
$175-million, eight percent (note 3)(a)	—	12	—	12

For diluted earnings per share	134	144	134	144

Basic earnings per share	$0.54	$0.63	$1.73	$1.28
Diluted earnings per share	$0.54	$0.60	$1.71	$1.20

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 131 million common shares outstanding at September 30, 2005 (2004 – 131 million). As at September 30, 2005, the Corporation has outstanding approximately six million (2004 – nine million) options and options with tandem stock appreciation rights to acquire common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
8. FINANCIAL INSTRUMENTS
De-designated Financial Instruments

At September 30, 2005, the Corporation’s previously qualifying natural gas derivative contracts were determined to no longer qualify for hedge accounting effective July 1, 2005 due to reduced correlation between AECO based natural gas purchase contracts and NYMEX based derivative contracts. Accordingly, these derivative contracts have been recorded on the balance sheet at fair value effective July 1, 2005 with subsequent changes in fair value recognized through other expenses.
The fair value of these derivative contracts at July 1, 2005, an unrealized gain of $40-million, was deferred and will be recognized as cost of product purchased in the same periods during which the originally hedged gas purchases occur between 2006 and 2009. During the third quarter of 2005, $5-million and $1-million of the deferred gain were recognized as cost of product sold and inventory, respectively. At September 30, 2005, the current and long-term portions of the remaining deferred gain of $17-million and $17-million were in included accounts payable and accrued liabilities and other liabilities, respectively. The change in fair value of these non-qualifying derivative contracts subsequent to July 1, 2005, a gain of $24-million, was recognized as a reduction to other expenses.
Other Financial Instruments

At September 30, 2005, the Corporation had 13-million MMBtu notional amount of natural gas AECO basis swap contracts maturing in 2005 and 26-million MMBtu maturing in 2006-2007 that did not qualify for hedge accounting treatment. During the third quarter of 2005, other expenses included unrealized losses in the amount of $39-million primarily related to these AECO basis swaps. At September 30, 2005, accounts payable included $37-million and other liabilities included $2-million representing the fair value of the contracts.
9. INCOME FROM LIQUIDATED DAMAGES
In the third quarter of 2004, an Arbitration Panel awarded the Corporation damages for Union Oil Company of California’s failure to deliver gas under its supply obligations to our Kenai, Alaska nitrogen facility. During the third quarter of 2004, $41-million of income from liquidated damages was recorded related to the award.
10. SUBSEQUENT EVENT
Subsequent to September 30, 2005, the Corporation closed its acquisition of Imperial Oil’s Western Canadian fertilizer distribution assets for total cash consideration of $22-million, subject to closing adjustments. The acquisition will be recorded as at October 12, 2005.
11. SEASONALITY
The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.
12. SEGMENTED INFORMATION
The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.
Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
(Unaudited — millions of U.S. dollars)

	Three Months Ended September 30
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$283	$250	$463	$381	$61	$41	$—	$—	$807	$672
— inter-segment	—	—	27	31	—	6	(27)	(37)	—	-

Total net sales	283	250	490	412	61	47	(27)	(37)	807	672
Cost of product	196	172	333	290	17	13	(27)	(34)	519	441

Gross profit	87	78	157	122	44	34	—	(3)	288	231
Gross profit %	31%	31%	32%	30%	72%	72%	0%	8%	36%	34%

Selling Expenses	$60	$56	$5	$4	$—	$1	$(2)	$(1)	$63	$60

EBITDA (1)	$28	$22	$122	$129	$31	$33	$(17)	$(3)	$164	$181

EBIT (2)	$23	$17	$98	$99	$27	$29	$(19)	$(4)	$129	$141

	Nine Months Ended September 30
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$975	$895	$1,429	$1,129	$120	$94	$—	$—	$2,524	$2,118
— inter-segment	—	—	89	74	5	10	(94)	(84)	—	-

Total net sales	975	895	1,518	1,203	125	104	(94)	(84)	2,524	2,118
Cost of product	718	652	1,028	862	37	30	(93)	(82)	1,690	1,462

Gross profit	257	243	490	341	88	74	(1)	(2)	834	656
Gross profit %	26%	27%	32%	28%	70%	71%	1%	2%	33%	31%

Selling Expenses	$173	$165	$14	$12	$—	$1	$(3)	$(2)	$184	$176

EBITDA (1)	$84	$78	$422	$296	$73	$71	$(63)	$(29)	$516	$416

EBIT (2)	$71	$64	$341	$209	$61	$60	$(68)	$(34)	$405	$299

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2a
AGRIUM INC.
Product Lines
Three Months Ended September 30, 2005
(Unaudited — millions of U.S. dollars)

	2005					2004 (Restated (note 2))
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$129	$38	426	$302	$89	$87	$29	325	$268	$89
Urea	147	47	513	287	92	128	38	579	221	66
Nitrate, Sulphate and Other	57	13	282	202	46	70	13	396	177	33

Total Nitrogen	333	98	1,221	273	80	285	80	1,300	219	62
Phosphate	92	17	315	293	54	79	17	311	254	55
Potash (2)	65	42	394	165	106	48	25	382	126	65

	490	157	1,930	254	81	412	122	1,993	207	61

South America Wholesale (1)	61	44	223	274	197	47	34	191	246	178

Retail (3)
Fertilizers	125	29				119	29
Chemicals	125	36				103	30
Other	33	22				28	19

	283	87				250	78

Other inter-segment eliminations	(27)	—				(37)	(3)

Total	$807	$288				$672	$231

(1)	International nitrogen sales were 583,000 tonnes (2004 – 586,000 tonnes); net sales were $146-million (2004 – $129-million) and gross profit was $89-million (2004 — $72-million).

(2)	International potash sales were 179,000 tonnes (2004 – 173,000 tonnes); net sales were $24-million (2004 – $19-million) and gross profit was $16-million (2004 — $12-million).

(3)	International Retail net sales were $55-million (2004 – $42-million) and gross profit was $9-million (2004 – $8-million).

Schedule 2b
AGRIUM INC.
Product Lines
Nine Months Ended September 30, 2005
(Unaudited – millions of U.S. dollars)

			2005						2004 (Restated (note 2))
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$416	$114	1,381	$301	$83	$297	$88	1,113	$267	$79
Urea	445	145	1,619	275	90	333	81	1,562	213	52
Nitrate, Sulphate and Other	226	59	1,069	211	55	214	52	1,159	185	45

Total Nitrogen	1,087	318	4,069	267	78	844	221	3,834	220	58
Phosphate	233	49	815	286	60	207	47	810	256	58
Potash (2)	198	123	1,264	157	97	152	73	1,331	114	55

	1,518	490	6,148	247	80	1,203	341	5,975	201	57

South America Wholesale (1)	125	88	462	271	190	104	74	485	214	153

Retail (3)
Fertilizers	464	107				445	110
Chemicals	382	90				341	81
Other	129	60				109	52

	975	257				895	243

Other inter-segment eliminations	(94)	(1)				(84)	(2)

Total	$2,524	$834				$2,118	$656

(1)	International nitrogen sales were 1,384,000 tonnes (2004 – 1,444,000 tonnes); net sales were $337-million (2004 – $283-million) and gross profit was $196-million (2004 — $144-million).

(2)	International potash sales were 607,000 tonnes (2004 – 530,000 tonnes); net sales were $78-million (2004 – $49-million) and gross profit was $52-million (2004 — $28-million).

(3)	International Retail net sales were $96-million (2004 – $81-million) and gross profit was $16-million (2004 – $17-million).